September 14, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3233

Washington, DC 20549

Attention: Stacie D. Gorman

gormans@sec.gov

Re:	Invesco CurrencyShares® Euro Trust

Registration Statement on Form S-1

Filed on August 31, 2018, as amended

Registration No. 333-227157

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, the Chief Executive Officer of Invesco Specialized Products, LLC, the sponsor of the Invesco CurrencyShares® Euro Trust (the “Trust”), hereby requests on behalf of the Trust that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission on Tuesday, September 18, 2018 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Please contact counsel for the Trust, Patrick Daugherty at (312) 832-5178, should you have any questions or comments regarding this request.

INVESCO SPECIALIZED PRODUCTS, LLC
By:	/s/ Daniel Draper
Daniel Draper
Chief Executive Officer